T3|11

03001472

BB 3/3

UNITED STATES
.S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 2 7 2003 WASH. D.C. 165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McGinn, Smith & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Pine Street, 5th Floor
(No. and Street)

Albany, (City) New York (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Smith, President (518) 449-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street (Address) Syracuse, (City) New York (State) 13202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 2 2003

OATH OR AFFIRMATION

I, David L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McGinn, Smith & Co., Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

CAROLYN GRACEY
Notary Public, State of New York
No. 01GR6037985
Qualified in Rensselaer County
Commission Expires March 6, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

RECEIVED FEB 27 2003 165 SEC MAIL PROCESSING SECTION WASH DC

REPORT OF INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

Board of Directors
McGinn, Smith & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of McGinn, Smith & Co., Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, by not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control procedures, or procedures for safeguarding securities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of McGinn, Smith & Co., Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated February 13, 2003.

Limited Personnel

The number of personnel handling accounting transactions, in general, limits the overall effectiveness of internal accounting control due to the lack of segregation of duties and responsibilities in the same areas of the accounting function. Management must remain aware of this limitation and monitor cash receipts and disbursements to insure that no unusual transactions are occurring and going undetected.

Payroll Considerations

The Company's operations includes employees and contract labor. We encourage the Company to monitor its compliance with payroll requirements to ensure the appropriate classification of employees for payroll tax purposes and fringe benefit participation.

Net Capital Computations

The Company's Net Capital Computation at December 31, 2002 needed adjustments for various corrections to the Company's books and records. We encourage the Company to more closely monitor its balance sheet accounts to ensure the accuracy of future net capital computations.

NASD Examination

During 2002, the NASD conducted an examination of the Company's compliance with applicable rules and regulations. The Company has implemented a corrective action plan to address various NASD concerns.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters described in the preceding paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York State Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 13, 2003

McGINN, SMITH & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CONTENTS

McGINN, SMITH & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying statements of financial condition of **McGINN, SMITH & CO., INC. (a New York corporation)** as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGinn, Smith & Co., Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 13, 2003

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

EXHIBIT A

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 212,440	$ 471,245
Marketable Securities	376,815	297,900
Not Readily Marketable Investments, at Estimated Fair Market Value	140,819	150,139
Receivables – Clearing Agent and Other	452,186	239,096
Advances Due From Employees	240,022	130,300
Notes Receivable – Affiliates	787,290	745,842
Property, Equipment, and Software – Net	406,955	457,075
Prepaid Expenses and Deposits	140,022	208,521
TOTAL ASSETS	$ 2,756,549	$ 2,700,118

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

EXHIBIT A

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES		
Note Payable	$ 76,846	$ 94,599
Accounts Payable and Accrued Expenses	81,723	48,971
Incentive Savings Plan Liability	52,429	47,195
Commissions Payable to Brokers	130,345	265,816
Dividends Payable	51,991	45,203
Payable to Affiliate	40,000	40,000
Income Taxes Payable		
Current	9,100	160,413
Deferred	206,200	42,100
TOTAL LIABILITIES	648,634	744,297
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Preferred Stock – 1987 Series - $100 Par Value – 30,000 Shares Authorized, 23,811 and 23,030 Shares Issued, 23,555 and 22,368 Shares Outstanding in 2002 and 2001, Respectively	2,381,100	2,303,000
Preferred Stock – 1992 Series - $100 Par Value – 7,500 Shares Authorized and Issued, No Shares Outstanding	750,000	750,000
Common Stock - $.01 Par Value – 2,000,000 Shares Authorized – 1,000,000 Shares Issued and Outstanding	10,000	10,000
Additional Paid in Capital	1,183	1,183
Retained Earnings (Deficit)	(258,768)	(292,162)
	2,883,515	2,772,021
Less: Preferred Stock in Treasury – At Cost:		
1987 Series – 256 and 662 Shares at December 31, 2002 and 2001, Respectively	25,600	66,200
1992 Series – 7,500 Shares	750,000	750,000
TOTAL STOCKHOLDERS' EQUITY	2,107,915	1,955,821
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,756,549	$ 2,700,118

The Notes to Financial Statements are an integral part of this statement.

EXHIBIT B

McGINN, SMITH & CO., INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	$ 4,723,430	$ 3,688,420
Investment Banking	2,852,148	1,523,922
Advisory Fees	191,480	390,815
Interest and Dividends	164,872	134,822
Gain on Marketable Securities – Net	104,153	52,181
TOTAL REVENUES	8,036,083	5,790,160
EXPENSES		
Employee Compensation and Benefits	4,516,802	3,682,976
Commissions and Floor Brokerage	1,170,969	391,093
Communications	504,366	352,560
Interest	19,789	7,277
Fees and Permits	97,525	123,656
Other Operating Expenses	1,325,167	934,181
TOTAL EXPENSES	7,634,618	5,491,743
INCOME BEFORE TAXES	401,465	298,417
PROVISION FOR INCOME TAXES	169,539	126,997
NET INCOME	$ 231,926	$ 171,420

The Notes to Financial Statements are an integral part of this statement.

EXHIBIT C

McGINN, SMITH & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Capital Stock					Treasury Stock		
	1987 Series Preferred	1992 Series Preferred	Common	Additional Paid-In Capital	Retained Earnings (Deficit)	1987 Series Preferred	1992 Series Preferred	Total Stockholders' Equity
BALANCE – JANUARY 1, 2001	$ 2,303,000	$ 750,000	$ 10,000	$ 1,183	$(293,122)	$(456,700)	$(750,000)	$ 1,564,361
Dividends	-	-	-	-	(170,460)	-	-	(170,460)
(Purchase) Sale of Preferred Stock – Net	-	-	-	-	-	390,500	-	390,500
Net Income	-	-	-	-	171,420	-	-	171,420
BALANCE – DECEMBER 31, 2001	2,303,000	750,000	10,000	1,183	(292,162)	(66,200)	(750,000)	1,955,821
Dividends	-	-	-	-	(198,532)	-	-	(198,532)
(Purchase) Sale of Preferred Stock – Net	78,100	-	-	-	-	40,600	-	118,700
Net Income	-	-	-	-	231,926	-	-	231,926
BALANCE – DECEMBER 31, 2001	$ 2,381,100	$ 750,000	$ 10,000	$ 1,183	$(258,768)	$(25,600)	$(750,000)	$ 2,107,915

The Notes to Financial Statements are an integral part of this statement.

EXHIBIT D

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities:		
Net Income	$ 231,926	$ 171,420
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	91,357	84,112
Deferred Income Taxes	164,100	(36,800)
Changes in Operating Assets and Liabilities:		
Marketable Securities	(78,915)	(60,032)
Not Readily Marketable Investments	9,320	6,140
Receivables – Clearing Agent and Other	(213,090)	(151,050)
Prepaid Expenses and Deposits	68,499	15,662
Prepaid Corporate Income Taxes	-	10,276
Accounts Payable and Accrued Expenses	32,752	30,529
Incentive Savings Plan Liability	5,234	3,680
Commissions Payable to Brokers	(135,471)	209,096
Income Taxes Payable – Current	(151,313)	121,255
Total Adjustments	(207,527)	232,868
Net Cash Provided by Operating Activities	$ 24,399	$ 404,288

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

EXHIBIT D

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Investing Activities:		
Purchases of Property, Equipment, and Software	$(41,237)	$(286,975)
Loans Received From (Made to) Affiliates	(41,448)	(350,335)
Repayment From (Advance to) Employees	(109,722)	(91,546)
Repayment of Loans Made to Affiliates	-	137,765
Cash Used in Investing Activities	(192,407)	(591,091)
Cash Flows From Financing Activities:		
Note Payable Repayments	(17,753)	(5,401)
Dividends Paid	(191,744)	(167,907)
Sale of 1987 Series Preferred Treasury Stock	40,600	390,500
Sale of 1987 Series Preferred Stock	78,100	-
Net Cash Provided by (Used in) Financing Activities	(90,797)	217,192
Net Increase (Decrease) in Cash and Cash Equivalents	(258,805)	30,389
Cash – Beginning of Year	471,245	440,856
Cash – End of Year	$ 212,440	$ 471,245
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest	$ 19,789	$ 7,277
Corporate Income Taxes	156,752	41,600

DISCLOSURE OF NON-CASH ACTIVITIES:

During 2001 the Company Acquired Equipment and Software for $386,975 of which $100,000 was Financed with a Note Payable

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – McGinn, Smith & Co., Inc. (Company), a corporation organized in the state of New York during September 1980, is engaged in the securities and investment brokerage business in Albany and New York City, New York. The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company monitors its cash balances which at times exceed FDIC insurance coverages. During 2001, the Company acquired certain assets and operating activities of a New York City broker dealer.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." The Company maintains its records for income tax reporting purposes on the cash basis. Transactions in securities are recorded on a trade date basis for financial statement and tax purposes. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Bear Stearns Security Corp. (Bear) and Penson Financial Services, Inc. (Penson) on a fully disclosed basis. The Company's agreement with Bear and Penson provides that as clearing broker, Bear and Penson will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Bear and Penson. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities and Not Readily Marketable Investments – Marketable securities are valued at fair market value. Not readily marketable investments are valued at estimated fair value as determined by the Company's management. The resulting difference between cost and market is included in income as an unrealized investment gain or loss. At December 31, 2002 the market value of marketable securities exceeded cost by $78,268 and at December 31, 2001 the cost of marketable securities exceeded market value by $786. The Company's gain (loss) on marketable securities is comprised of both realized and unrealized gains and losses.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Doubtful Accounts – The Company establishes allowances for doubtful accounts based on management's review of detailed accounts, advances, and notes receivable records. Adjustments to the allowances are charged to operations in the year such adjustments are determined. At December 31, 2002 and 2001, no allowance were deemed necessary by management.

Property, Equipment, and Software – Purchases of Property, Equipment, and Software are recorded at cost. Depreciation and amortization is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation and amortization expense totaled $91,357 and $84,112 for the years ended December 31, 2002 and 2001, respectively.

Property, Equipment, and Software are comprised of the following at December 31:

	2002	2001
Leasehold Improvements	$ 10,459	$ 10,459
Equipment	450,711	409,474
Software	300,000	300,000
	761,170	719,933
Less: Accumulated Depreciation	354,215	262,858
	$ 406,955	$ 457,075

During 2001, the Company purchased $350,000 of equipment and software as part of its acquisition of the operating activities of a New York City broker dealer.

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences caused by filing tax returns on the cash basis. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reclassifications – Certain 2001 items have been reclassified to conform to the 2002 method of presentation.

NOTE 2 – NOT READILY MARKETABLE INVESTMENTS

The Company owned limited partnership interests, common stock, and other investments for which a ready market did not exist during the years ended December 31, 2002 and 2001. These investments, which were valued at their estimated fair value, which is determined by the Company's management, or by available market information, are as follows as of December 31:

	2002	2001
Limited Partnerships		
National Real Estate, Ltd. Income Properties – II	$ -	$ 9,320
Common Stock		
Health Enterprises Management, Inc.	2,500	2,500
ASI Communications, Inc.	50,000	50,000
Nasdaq Stock Market, Inc.	3,300	3,300
	55,800	55,800
Other Investments		
J.V. Associates PIK Junior Subordinated Debenture	40,201	40,201
Seton Hall Associates – Mortgage Notes	44,818	44,818
	85,019	85,019
TOTAL	$ 140,819	$ 150,139

NOTE 3 – NOTES RECEIVABLE FROM AFFILIATES

Notes receivable from affiliates were as follows as of December 31:

	2002	2001
M & S Partners (a)	$ 76,257	$ 76,257
Seton Hall Associates (b)	105,025	97,325
M & S Partners (c)	596,208	562,460
McGinn Smith Capital Holdings Corp. (c)	9,800	9,800
	$ 787,290	$ 745,842

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 3 – NOTES RECEIVABLE FROM AFFILIATES (CONTINUED)

(a) Unsecured term loan which bears interest at the rate of eight percent per annum and requires monthly installments of $2,000 through August, 2005. No payments were received during 2002.

(b) Unsecured demand note bearing interest at eleven percent.

(c) Unsecured demand note bearing interest at six percent.

NOTE 4 – NOTE PAYABLE

The Company has a $76,846 note payable at December 31, 2002, which requires monthly payments of $1,985 through August 2006, including interest at 7%.

NOTE 5 – PAYABLE TO AFFILIATE

During 2001, the Company received a $40,000 advance from First Integrated Capital Corp., a related entity. The outstanding amount is due on demand and bears interest at six percent.

NOTE 6 – INCOME TAXES

The Company's provisions (benefit) for income taxes is comprised of the following for the years ended December 31:

	2002	2001
Current	$ 5,439	$ 163,797
Deferred	164,100	(36,800)
	$ 169,539	$ 126,997

At December 31, 2002 and 2001, deferred tax liabilities recognized for taxable temporary differences totaled $279,200 and $152,300, respectively. Deferred tax assets recognized for deductible temporary differences totaled $73,000 and $110,200, respectively. The Company does not have any deferred tax valuation allowances.

The actual tax expense for 2002 and 2001 differs from the "expected tax expense (computed by applying the federal statutory tax rate of thirty-four percent to income before taxes) as a result of the net effect of federal surtax exemptions, tax-exempt income, non-deductible items, and the impact of state income taxes.

NOTE 7 – INCENTIVE SAVINGS PLAN

The Company maintains a 401(k) plan for the benefit of substantially all of its full time employees who are at least twenty-one years of age and have had at least one year of service. The plan is based on a voluntary salary reduction by employees with the Company matching up to sixty percent of each participant's plan contributions, up to a maximum of five percent of allowable compensation, not to exceed $3,500 per employee per year. The Company can also make discretionary contributions to the plan. Plan expense for the years ended December 31, 2002 and 2001 was $52,429 and $47,195, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company has a lease for its Albany location with a related party, which expires in September 2007, for the use of office space with additional charges for common area maintenance. The Company's future minimum annual lease obligation is $119,136, and is subject to future changes for certain cost escalations.

The Company assumed a sublease agreement for its New York City offices requiring monthly payments of $26,260. The lease expires in April 2003.

Rent expense was $451,174 and $272,719 for the years ended December 31, 2002 and 2001, respectively.

The Company is a Trustee of numerous contract certificate trusts, whose assets aggregate approximately $ 25,738,000 at December 31, 2002.

The Company is a party to various arbitration proceedings and lawsuits, arising in the normal course of business, whereby damages are being sought by various claimants. The Company believes it has meritorious defense to these claims and intends to vigorously defend its position. However, no assurances can be given as to the outcome of these proceedings.

NOTE 9 – PREFERRED STOCK

1987 Series

Dividends on 1987 Series Preferred Stock are cumulative and are determined by applying the applicable rate to the par value of outstanding shares times the number of days the shares are outstanding divided by 365 days. The rate is determined by the Company's Board of Directors on or about April 1 of each year to cover the period from April 1 through the following March 31. The rate is determined by adding three and one-half percentage points to the yield of seven year United States Treasury obligations in effect on March 15 of the applicable year. The rate used to calculate dividends on outstanding shares of Preferred Stock for the period April 1, 2001 through March 31, 2002, was 8.25%, and for the period April 1, 2002 through March 31, 2003, was 8.75%.

Preferred shares are redeemable in whole or in part at the election of the Board of Directors on thirty days written notice at a price equal to $100 per share plus accrued but unpaid dividends. If the Board of Directors elects to redeem less than one hundred percent of outstanding Preferred Stock, the redemption will be pro-rated among holders of the outstanding Preferred Stock. Preferred stockholders have the right to require the Company to repurchase shares on ninety days written notice to the Company at a price equal to the par value of those shares plus accrued but unpaid dividends. The Company's obligation to repurchase Preferred Stock is limited to twenty-five percent of the originally issued and outstanding preferred shares. The Company is prohibited from repurchasing shares of Preferred Stock and distributing dividends, and the Preferred stockholders are prohibited from demanding such payments, if such a withdrawal would cause the Company to violate its net capital requirements and its legal capital requirements.

The Company had net sales of treasury stock which totaled $40,600 and $390,500 in 2002 and 2001, respectively. Also, during the year 2002, the Company issued an additional 781 shares of 1987 Series Preferred Stock for $78,100.

1992 Series

During 1992, the Company issued 7,500 shares of 1992 Series Preferred Stock for $750,000 and subsequently redeemed all of the said stock during 1992.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 10 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $100,000 as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $172,477 and $163,930 as of December 31, 2002 and 2001, respectively. The Company's net capital ratio was approximately 2.57 and 4.28 to 1 at December 31, 2002 and 2001, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company had several different types of transactions with related parties during the years ended December 31, 2002 and 2001. The Company rents office space and equipment from related parties; and provides investment banking and management services to affiliates. A summary of the related party transactions, by category, are as follows as of, and for the years ending December 31:

	2002	2001
Interest and Dividend Income	$ 46,168	$ 20,458
Advisory Fees, Commissions, and Other Income	4,011,840	3,424,582
Other Operating Expenses – Rent	(133,513)	(129,768)
Receivables – Other	297,026	8,080

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying financial statements of **McGINN, SMITH & CO., INC.** as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated February 13, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the contents of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 13, 2003

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULES 15c3-1 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
AGGREGATE INDEBTEDNESS		
Note Payable	$ 76,846	$ 94,599
Accounts Payable and Accrued Expenses	81,723	48,971
Incentive Savings Plan Liability	52,429	47,195
Commissions Payable to Brokers	130,345	265,816
Dividends Payable	51,991	45,203
Payable to Affiliate	40,000	40,000
Income Taxes Payable – Current	9,100	160,413
TOTAL AGGREGATE INDEBTEDNESS	$ 442,434	$ 702,197
NET CAPITAL		
Total Stockholders' Equity	$ 2,107,915	$ 1,955,821
Deferred Income Taxes Payable	206,200	42,100
TOTAL CAPITAL	2,314,115	1,997,921
DEDUCTIONS		
Not Readily Marketable Investments	140,819	150,139
Receivables – Other Than Clearing Agent	317,749	56,039
Advances Due From Employees	240,022	130,300
Notes Receivable From Affiliates	787,290	745,842
Property, Equipment, and Software	406,955	457,075
Prepaid Expenses and Deposits	140,022	208,521
Haircut on Securities	108,781	86,075
TOTAL DEDUCTIONS	2,141,638	1,833,991
NET CAPITAL	172,477	163,930
REQUIRED NET CAPITAL	100,000	100,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 72,477	$ 63,930
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.57 to 1	4.28 to 1

See Independent Auditors' Report on Supplemental Information

McGINN, SMITH & CO., INC.

RECONCILIATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 273,220	$ 285,621
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Adjustment of Fixed Liability	-	(76,838)
Miscellaneous Adjustments	-	603
Adjustment of Corporate Income Taxes Payable – Current	(6,057)	(43,800)
Adjustment of Haircut Calculation	(1,489)	(1,656)
Adjustment to Accrued Expenses	(42,832)	-
Adjustment to Cash for Purchase of Treasury Stock	(25,600)	-
Adjustment to Cash for Commission Expense	(24,765)	-
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	(100,743)	(121,691)
NET CAPITAL AS ADJUSTED	$ 172,477	$ 163,930

See Independent Auditors' Report on Supplemental Information